SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       NICOLLET PROCESS ENGINEERING, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   654085 10 9
                                 (CUSIP Number)


                               Karen Kusko, Esq.
                        c/o Oscar Capital Management LLC
                                900 Third Avenue
                               New York, NY 10022
                                 (212) 750-6915
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   November 7, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.: 654085 10 9                                                Page  5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     David R. Chamberlin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |X|(a)
                                                                         | |(b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

     NUMBER OF              7    SOLE VOTING POWER
      SHARES                     399,167
   BENEFICIALLY
    OWNED BY
      EACH                  8    SHARED VOTING POWER
    REPORTING
   PERSON WITH              9    SOLE DISPOSITIVE POWER
                                 399,167
                           10    SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     432,167 (includes 33,000 warrants)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
                                                                      |_|
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.52%

14   TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 1 amends the reporting of the number of shares beneficially owned by David R. Chamberlin and Items 5 and 7 of the Schedule 13D Statement dated November 17, 1997, to correctly reflect the number of shares owned by the Reporting Persons and to file relevant agreements and forms of agreements as exhibits thereto.


Item 5.      Interest in Securities of the Issuer.

             (a) As of November 7, 1997, shares of the Common Stock of the Issuer were beneficially owned as follows:

                                       Common Stock        Warrants


         Andrew K. Boszhardt, Jr.       621,500             72,000
         Anthony Scaramucci             116,667
         David R. Chamberlin            399,167             33,000
         Oscar Capital Management LLC   233,333


         The Issuer currently has 4,535,194 shares of Common Stock outstanding.

         The persons named in answer to Item 2(a) hereof own an aggregate of 1,475,167 shares of Common Stock, constituting 32.53% of the Common Stock which will then be outstanding.

             (b) See the answer to Item 2 hereof.

             (c) On November 7, 1997, each of the reporting persons referred to in Item 5 entered into a subscription agreement (each a "Subscription Agreement", and, collectively, the "Subscription Agreements") with the Company to purchase an aggregate of 1,166,667 shares of the Company's common stock, no par value (the "Shares"), at a purchase price of $.60 per share. Each of the individual subscribers purchased the following amounts of Shares pursuant to the Subscription Agreements:

Andrew K. Boszhardt, Jr.                      500,000

Anthony Scaramucci                            116,667

David R. Chamberlin                           316,667

Oscar Capital Management LLC                  233,333


The Subscription Agreements provide for certain preemptive rights for the purchasers. On November 7, 1997, the parties to the Subscription Agreements also entered into a registration rights agreement with respect to the Shares. Concurrently with the purchase of the Shares, Mr. Pierce McNally and Mr. Robert Pitner, each an officer with the Company, entered into a letter agreement agreeing to vote or cause their respective transferees to vote, during the Minimum Holding Period (so long as the reporting persons referred to in Item 5 own in the aggregate a minimum of 500,000 Shares), in favor of electing Mr. Boszhardt to the Board of Directors of the Company.


Item 7.       Material Filed as Exhibits.

              The following exhibits relating to the transactions that led to the filing of the Schedule 13D on November 17, 1997 are filed herewith:

              1.  Joint Reporting Agreement and Power of Attorney. (Exhibit A)
              2.  Subscription Agreement.  (Exhibit B)
              3.  Registration Rights Agreement.  (Exhibit C)
              4. Letter Agreement regarding election of Andrew K. Bozhardt, Jr., to the Board of Directors of the Company. (Exhibit D)

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 17, 1997

                                        OSCAR CAPITAL MANAGEMENT LLC
                                        for itself

                                        By:                        *
                                             Andrew K. Boszhardt, Jr.


                                                                    *
                                                    Andrew K. Boszhardt, Jr.

                                                                    *
                                                    Anthony Scaramucci

                                                                     *
                                                    David R. Chamberlin

OSCAR CAPITAL MANAGEMENT LLC
As Attorney in Fact

By: /S/ ANDREW K. BOSZHARDT, JR*
         Andrew K. Boszhardt, Jr.

                                                            EXHIBIT A


                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY

     WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

     WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

     NOW THEREFORE, each of the undersigned hereby agrees as follows with each of the other Reporting Persons:

     1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

     2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

     3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

     4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

     5. The undersigned hereby appoint Oscar Management LLC, as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

     6. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  November 17, 1997


                                          ANDREW K. BOSZHARDT, JR.
                                         (Name of Reporting Person)


                                         /S/ ANDREW K. BOSZHARDT, JR.
                                                 (Signature)


                                             ANTHONY SCARAMUCCI
                                         (Name of Reporting Person)


                                        /S/ ANTHONY SCARAMUCCI
                                                (Signature)


                                            DAVID R. CHAMBERLIN
                                         (Name of Reporting Person)


                                        /S/ DAVID R. CHAMBERLIN
                                               (Signature)

AGREED TO
AND ACCEPTED:

OSCAR CAPITAL MANAGEMENT LLC


By: /S/ ANDREW K. BOSZHARDT, JR.
    Name: Andrew K. Boszhardt, Jr.
    Title:  Chief Executive Officer

                                                                EXHIBIT B

                         FORM OF SUBSCRIPTION AGREEMENT


NOTE:             FOUR COMPLETED AND EXECUTED COPIES OF THIS
                SUBSCRIPTION AGREEMENT MUST BE RETURNED, AND THE
                      ENTIRE PURCHASE PRICE FOR THE COMMON
             STOCK SUBSCRIBED FOR MUST BE PAID AS SET FORTH HEREIN,
                         TO SUBSCRIBE FOR THIS OFFERING.

                   Name of Subscriber: ______________________

                        Number of Shares of Common Stock,
                no par value, at $0.60 per Share: ______________

                    Aggregate Purchase Price: $_____________

                                 * * * * * * * *

     SUBSCRIPTION AGREEMENT, dated as of November 7, 1997, by and among Nicollet Process Engineering, Inc., a Minnesota corporation (the "Company"), and certain investors executing counterparts of this Agreement (collectively, the "Investors," or each individually, an "Investor").

                               W I T N E S S E T H

     WHEREAS, the Company desires to sell to the Investors and the Investors desire to purchase from the Company, an aggregate of 1,166,667 shares of the Company's common stock, no par value per share (the "Common Stock"), at a purchase price of $0.60 per share; and

     WHEREAS, the Company's business and financial performance is described in the Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1996 and its Quarterly Reports on Forms 10-QSB for the periods ended November 30, 1996, February 28, 1997 and May 31, 1997 (collectively, the "Reports") as filed with the Securities and Exchange Commission (the "Commission"). Copies of such Reports have been provided to each of the Investors;

     NOW, THEREFORE, the parties hereto agree as follows:

     1. SUBSCRIPTION AND PAYMENT.

     Subject to the terms and conditions herein set forth, the undersigned (the "Investor") hereby subscribes for the number of shares of Common Stock set forth above.

     The Investor agrees to deliver to the Company at the Closing (as defined below) the aggregate purchase price of $___________, payable in immediately available funds, for the shares of Common Stock subscribed for hereby.

     2. CLOSING.

     The closing (the "Closing") of the purchase and sale of the Common Stock (the "Offering") shall occur on November 7, 1997 or the earliest date thereafter on which the closing conditions specified in Sections 7 and 8 of this Agreement shall have been satisfied or waived (any such date, the "Closing Date"); provided, however, that if the Closing has not occurred by November 10, 1997, then this Agreement shall terminate and the Closing shall not take place. At the Closing, the Company will deliver to the Investor two executed copies of this Agreement with instructions to the Company's transfer agent to issue the shares of Common Stock subscribed for hereby.

     3. TERMINATION OF OFFERING.

     If (a) the Company or the Investor shall have reasonably determined that an event has occurred or a condition exists which could materially and adversely affect the business or proposed business of the Company and that such possibility warrants termination of the Offering, (b) the conditions to the Closing of the Offering are not satisfied or (c) the Investor elects to withdraw its subscription hereunder, the Offering will be terminated, and the Company will not issue the Common Stock and the Company will not be entitled to payment of the purchase price for the Common Stock.

     4. REPRESENTATIONS AND WARRANTIES BY INVESTOR.

     The Investor hereby represents and warrants to the Company that:

                  (a) it is an "accredited investor" as that term is defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Act");

                  (b) it has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company;

                  (c) it understands that the Common Stock involves risk of loss of such Investor's investment;

                  (d) its financial situation is such that such Investor is able to bear the economic risks of its investment made hereby and at the present time and in the foreseeable future could afford a complete loss of such investment;

                  (e) it has received and read the Reports and has evaluated the risks of investing in the Company;

                  (f) it has been given the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the Offering or such other information as it desired in order to evaluate its investment;

                  (g) it understands that an investment in the Company involves certain risks and it has taken full cognizance of and understands such risks;

                  (h) it understands that the Common Stock has not been registered under the Act and agrees that the Common Stock may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except in compliance with the Act and subject to the terms of this Subscription Agreement;

                  (i) it understands that no federal or state agency has made any finding or determination as to the fairness for investment in, or any recommendation or endorsement of, the Common Stock;

                  (j) the Common Stock herein subscribed for is being acquired by it in good faith solely for its own account, for investment purposes and not with a view to subdivision, distribution or resale. It will not sell or otherwise dispose of any shares of the Common Stock, unless:

                         i) it shall have advised the Company in writing that it
                    intends to dispose of such shares of Common Stock in a manner to be described in such advice, and counsel reasonably acceptable to the Company shall have delivered to the Company an opinion that such transfer may be lawfully made without registration under the Act or under any applicable securities laws of any jurisdiction; or

                         ii) a registration statement on an appropriate form
                    under the Act, or a post-effective amendment to such registration statement, covering the proposed sale or other disposition of such shares of Common Stock shall be in effect under the Act and such shares of Common Stock or the proposed sale or other disposition thereof shall have been registered or qualified under applicable securities laws of any jurisdiction.

     The Investor undertakes to notify the Company as soon as practicable of any material change in any representation, warranty or other information relating to the Investor set forth herein which occurs prior to the Closing in order to insure compliance of the Investor with the terms of this Agreement.

     The Investor acknowledges and agrees that the certificates representing the Common Stock shall bear the following legend (unless not required under the Act):

         "The securities represented by this certificate have not been registered under the Securities Act of 1933 or under any state securities law and may not be sold, exchanged, hypothecated or transferred in any manner except in compliance with federal and state securities laws and that certain Subscription Agreement dated as of November 7, 1997 among the Company and various investors in the Company."

     The Investor also acknowledges that the Company may place a stop transfer order against transfer of the Common Stock, if necessary in the Company's reasonable judgment in order to assure compliance by the Investor with the terms of this Agreement.

     The Investor represents and warrants that this Agreement has been duly and validly executed by the Investor and constitutes the legal, valid and binding agreement of the Investor, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.

     If the Investor is an individual, the Investor represents and warrants that the Investor has the legal capacity to enter into this Agreement and to carry out the transactions contemplated herein. If the Investor is a partnership, corporation, trust or other entity, the Investor represents and warrants that
(i) the individual executing this Agreement has appropriate authority to act on behalf of the Investor and (ii) the Investor was not specifically formed to acquire the Common Stock subscribed for hereby. If the Investor is a partnership, the Investor further represents that the funds to make this investment were not derived from additional capital contributions of the partners of such partnership made solely for the purpose of enabling such partnership to purchase the Preferred Stock and that such partnership was not formed solely for the purpose of enabling such partnership to purchase the Preferred Stock.

     If the Investor is an individual, the Investor represents and warrants that the Investor is a bona fide resident of the state of ___________. If the Investor is a partnership, corporation, trust or other entity, the Investor represents and warrants that its is organized under the laws of the state of _____________ and its principal place of business is located in the state of
______________.

     The foregoing representations, warranties, agreements, undertakings and acknowledgments are made by the Investor with the intent that they be relied upon in determining its suitability as a purchaser of Common Stock.

     5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Investor that:

                  (a) The Company has duly filed with the Commission all reports required by the Securities Exchange Act of 1934 (the "Exchange Act"). The Company has furnished to the Investor a true and correct copy of the Reports. Each Report does not, as of the date on which it was signed, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (b) The financial statements (including the related notes) of the Company included in the Reports present fairly the financial position of the Company as of the dates indicated and its results of operations for the periods specified therein. All such financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") on a basis consistently applied; provided, however, that the unaudited financial statements are subject to normal recurring year- end audit adjustments and do not contain all footnotes required by GAAP.

                  (c) The Company does not have any subsidiaries. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of organization, with full power and authority (corporate and other) to own its properties and conduct its business as described in the Reports, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of the business conducted by it or the location of the properties owned or leased by it makes such licenses, certificates and permits from governmental authorities necessary for the conduct of its business as described in the Reports, except for those jurisdiction in which a failure to do so would not have a material adverse effect on the business, operations and financial condition of the Company.

                  (d) The authorized capital stock of the Company consists of
         (i) 3,000,000 shares of preferred stock, no par value, no shares of which are issued and outstanding, and (ii) 12,000,000 shares of Common Stock, no par value, of which ___________ shares are issued and outstanding. Except as set forth herein and except for stock options and warrants outstanding, as set forth on SCHEDULE 5(D) hereto, there are no additional shares of capital stock of the Company issued and outstanding as of the date hereof and there are no other securities of the Company issued and outstanding that are convertible into shares of its capital stock. The Company has all requisite power and authority to issue, sell and deliver the Common Stock subscribed for hereby in accordance with and upon the terms and conditions set forth in this Agreement; and all corporate action required to be taken by the Company for the due and proper authorization, issuance, sale and delivery of the Common Stock has been validly and sufficiently taken. The shares of Common Stock currently issued and outstanding are, and the shares of Common Stock being subscribed for hereby, when issued, delivered and paid for in accordance with this Agreement, will be, duly authorized, validly issued, fully paid and nonassessable.

                  (e) Except as set forth on SCHEDULE 5(E) hereto, subsequent to the respective dates as of which information is given in the Reports, the Company has not incurred any material liability or obligation, direct or contingent, or entered into any material transaction, whether or not in the ordinary course of business, and there has not been any material change on a consolidated basis in the capital stock, or any material increase in the short-term debt or long-term debt, or any material adverse change in the condition (financial or other), business, key personnel, properties or results of operations of the Company.

                  (f) The Company is not in violation of its Articles of Incorporation or Bylaws or in default in the performance of any material obligation contained in any material agreement, indenture or other instrument. The performance by the Company of its obligations under this Agreement and under that certain Registration Rights Agreement among the Company and the Investors, dated as of the date hereof (the "Registration Rights Agreement"), and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of the Articles of Incorporation or Bylaws of the Company, or any material agreement, material indenture or other material instrument to which the Company is a party or by which it is bound, or any law, rule, administrative regulation or decree of any court or governmental authority having jurisdiction over the Company or its properties, or result in the creation or imposition of any material lien, charge, claim or encumbrance upon any property or asset of the Company. No consent, approval, authorization or order of any court or governmental authority is required in connection with the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement. Except as set forth on SCHEDULE 5(F) hereto, the rights granted to the Investors hereunder and under the Registration Rights Agreement do not in any way conflict with and are not inconsistent with any rights granted to the holders of the Company's securities or debt instruments.

                  (g) The Common Stock subscribed for hereunder, when issued, will conform to the description thereof contained in the Reports. Except as described in the Reports or as set forth in this Agreement, including on SCHEDULE 5(G) hereto, there are no preemptive rights or other rights to subscribe for or to purchase, or any restriction upon the voting or transfer of, any shares of Common Stock pursuant to the Company's Articles of Incorporation or Bylaws or any agreement or other instrument to which the Company is a party. Neither the Offering nor the sale of the Common Stock as contemplated in this Agreement gives rise to any anti-dilution rights, other than those which have been waived, relating to the Common Stock (other than any such rights as are granted to the Investors).

                  (h) The Company has full right, power and authority to enter into this Agreement and the Registration Rights Agreement and this Agreement and the Registration Rights Agreement have been duly authorized, executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto.

                  (i) Except as otherwise stated in the Reports and as set forth on SCHEDULE 5(I) hereto, (A) the Company has good and marketable title (in fee simple, in the case of real property), free and clear of all liens and encumbrances, to all of the real and personal property described in the Reports as being owned by it, except for any liens and encumbrances which are not material in the aggregate and do not materially interfere with the conduct of the business of the Company, and (B) has valid leases to the real property described in the Reports as under lease to it with such exceptions as do not materially interfere with the conduct of the business of the Company.

                  (j) Except as set forth in the Reports, there are no actions, suits or proceedings pending before or by any court or governmental agency or authority, or any arbitrator, which seek to restrain or prohibit the consummation of the transactions contemplated hereby or which might reasonably be expected to result in any material adverse change in the condition (financial or other), business or results of operations of the Company and, to the best of the Company's knowledge, no such action, suit or proceeding has been threatened.

                  (k) The Company is not in violation of any law, ordinance, governmental rule or regulation or court degree to which it may be subject, which violation is likely to have a material adverse effect on the condition (financial or other), business or results of operations of the Company; and the Company has not failed to obtain any license, permit, franchise or other governmental authorization necessary to the ownership of its property or to the conduct of its business, which failure to obtain is likely to have a material adverse effect on the condition (financial or other), business or results of operations of the Company.

                  (l) The Offering constitutes an exempted transaction under the Act and under the laws of any state; provided, however, that the representations and warranties of the Investors contained herein are true and accurate. Neither the Company nor any of its employees or other persons directly or indirectly affiliated with it has, either directly or through an agent, participated in the organization or management of any entity or has engaged or proposes during any time after the Closing to engage in any other activity, in a manner or under circumstances that would jeopardize the status of the Offering as an exempted transaction under the Act or under the laws of any state in which it is represented by the Company that the Offering may be made.

                  (m) No person is entitled to receive any commission, fee or compensation from the Company for services rendered as placement agent or lender in connection with the offer or sale of the Common Stock pursuant to the Offering.

                   (n) No approval of the existing stockholders of the Company is required for the Company to enter into this Agreement or the Registration Rights Agreement or to effect the transactions contemplated hereby or thereby.

                   (o) The Company has taken all actions required under Section 302A.673 of the Minnesota Business Corporation Act to approve the transactions contemplated hereby or by the Registration Rights Agreement.

     6. COVENANTS OF THE COMPANY.

     The Company covenants with the Investor that:

                  (a) The Company will apply the net proceeds from the sale of the Common Stock for working capital and general corporate purposes.

                  (b) The Company will, so long as the Investor shall be the holder of Common Stock, furnish to the Investor, (i) if the Company is not required to file reports with the Commission pursuant to the Exchange Act, (A) as soon as practicable after the end of each fiscal year, an annual report with respect to such year (including financial statements audited by independent public accountants) and (B) as soon as practicable after the end of each quarterly period (other than the last quarterly period) of each fiscal year, a statement (which need not be audited) of the results of operations of the Company for such period, (ii) promptly upon the filing thereof, copies of all reports filed by the Company with the Commission pursuant to the Exchange Act and, (iii) to the extent not otherwise furnished, any other documents furnished to holders of publicly held shares of Common Stock.

                  (c) So long as the Investor shall be the holder of Common Stock, the Company will permit, upon 48 hours prior notice, any person designated by the Investor in writing, at the sole expense of the Investor, to visit and inspect any of the properties and books of account of the Company and to discuss its affairs, finances and accounts with the principal officers of the Company, all at such reasonable times during regular business hours and at such reasonable intervals as the Investor may reasonably request; provided, that the Company shall not be required to reveal trade secrets or information not reasonably pertinent to an evaluation of the credit of the Company or compliance with this Agreement; and provided further that the Investor shall have entered into a confidentiality agreement with the Company in the form of EXHIBIT 6(C) hereto.

                  (d) So long as the Investor shall be the holder of Common Stock, the Company shall use its best efforts to continue its existence, pay all applicable taxes and comply with all applicable material laws.

                  (e) The Company undertakes to notify the Investor as soon as practical of any material change in any representation, warranty or other information relating to the Company set forth herein which occurs prior to the Closing.

                  (f) Neither the Company nor any of its employees or other persons directly or indirectly affiliated with it will engage in any activity that would jeopardize the status of the Offering as an exempt transaction under the Act or under the laws of any state in which the Offering is made.

                  (g) For such period as the Investors and/or any other Affiliate(s) (as defined below) of Andrew K. Boszhardt, Jr. or the other Investors own, in the aggregate, beneficially and of record not less than 500,000 shares (or, in the event the Company combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock, such lesser number of shares as is the product of 500,000 multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Common Stock outstanding immediately subsequent to such event and the denominator of which shall be the aggregate number of shares of Common Stock outstanding immediately prior to such event) of Common Stock of the Company (such period, the "Minimum Holding Period"): (i) Mr. Boszhardt or his designee shall be entitled to nominate one (1) director (such nominee, the "Boszhardt Nominee") for election as a member of the Board of Directors of the Company at each annual meeting of stockholders or any other meeting at which directors are elected, and the Company shall include such nominee in the slate of nominee directors recommended for election by the incumbent directors and management; and (ii) in the event a Boszhardt Nominee is elected as a member of the Board of Directors of the Company (such director, the "Boszhardt Director"), the Company shall use its reasonable efforts in good faith to ensure that such Boszhardt Director will continue as a member of the Board of Directors. As used herein, "Affiliate" shall mean, when used with respect to a specified person or entity, (x) another person or entity that, either directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person or entity specified and (ii) additionally, in the case of Andrew K. Boszhardt, Jr., any of his immediate family members.

                  (h) If, during the Minimum Holding Period, the Company should decide to issue and sell additional shares of any Common Stock of the Company, or any warrants or securities convertible into shares of Common Stock of the Company or other rights to subscribe for or to purchase any shares of Common Stock of the Company, for consideration (calculated as described below) of less than $5.00 per share, as appropriately adjusted upon the occurrence of any event described in clause (v) below, other than:

                         (i) securities sold to the public pursuant to a
                    registration statement filed under the Act or pursuant to Regulation A under the Act, including any warrants or other rights to purchase securities of the Company issued to underwriters in connection with such offering, and securities issuable upon exercise of such warrants or rights;

                         (ii) securities awarded or issued in connection with
                    the grant, exercise or vesting of options or other incentive awards to directors, officers, employees or consultants pursuant to benefit plans adopted by the Company;

                         (iii) securities issued pursuant to subscriptions,
                    warrants, options, convertible securities or other rights that are outstanding as of the date hereof;

                         (iv) securities issued in connection with a joint
                    venture, strategic investment or business combination; and

                         (v) securities issued in connection with any stock
                    split, stock dividend or recapitalization of the Company,

         (all such capital stock, warrants, securities convertible into capital stock and other rights, other than securities referred to in clauses
         (i) through (v) above, being hereinafter sometimes collectively referred to as "Additional Securities"), the Company shall first offer to sell to each of the Investors, upon the same terms and conditions as the Company is proposing to issue and sell such Additional Securities to others such Investor's pro rata share (as defined below) of such Additional Securities. Such offer shall be made by written notice given to each such Investor and specifying therein the amount of the Additional Securities being offered, the purchase price and other terms of such offer. Such Investor shall have a period of 30 days from and after the date of receipt by it of such notice within which to accept such offer. If an Investor elects to accept such offer, in whole or in part, such Investor shall so accept by written notice to the Company given within such 30 day period and shall pay for such Additional Securities at the same time as the other investors purchasing such Additional Securities purchase such Additional Securities and on the same terms. If an Investor fails to accept such offer in whole or in part within such 30-day period, any of such Additional Securities not purchased by such Investor pursuant to such offer may be offered for sale to others by the Company for a period of 120 days from the last day of such 30-day period, but only if such sales are made on terms no more favorable than those set forth in the initial offer to such Investor, free and clear of the restrictions imposed by this Section 6(h).

                  For purposes of this Section 6(h), an Investor's "pro rata share" is the number of Additional Shares being offered (rounded to the nearest whole share) multiplied by a fraction, the numerator of which is the number of shares of Common Stock issued, or issuable upon the exercise or conversion of rights, options or convertible securities without the payment of any additional cash consideration or with the payment of a nominal cash consideration, as the case may be (collectively, "Fully Paid Securities"), to such Investor immediately prior to the issuance of the Additional Securities being offered, and the denominator of which is the total number of Fully Paid Securities issued or issuable by the Company immediately prior to the issuance of the Additional Securities.

                  For purposes of this Section 6(h), the "consideration" received shall be deemed to be the amount received by the Company upon the grant or issuance of such securities, without deduction for expenses incurred or commissions paid or allowed, plus the amount of additional consideration, if any, received or receivable upon the conversion or exercise of any convertible securities, warrants or other rights.

                  (i) The Company acknowledges that its representations, warranties, agreements, undertakings and acknowledgments herein are made by the Company with the intent that they be relied upon by each Investor in determining whether to invest in the Common Stock.

                  (j) The Company shall enter into an indemnification agreement with each person who is elected a Bozhardt Director upon substantially the same terms as, and in no event upon terms less favorable than, the indemnifications provided by the Company to its current directors.

     7. CONDITIONS OF INVESTOR OBLIGATIONS.

     The Investor's obligations under this Agreement are subject (i) to the accuracy, in accordance with their terms, of the representations and warranties of the Company made in Section 5 that are qualified as to materiality, and to the accuracy, in all material respects, of the representations and warranties of the Company made in Section 5 that are not so qualified, in each case as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date or except for transactions explicitly permitted by this Agreement, (ii) to the performance by the Company of its other obligations under this Agreement to be performed at or prior to the Closing and (iii) to the following further conditions:

                  (a) At the Closing, the Investor shall have received the favorable opinion of counsel to the Company, dated the Closing Date and in form and substance satisfactory to the Investor, to the effect that:

                         i) The Company has been duly organized and is validly
                    existing as a corporation in good standing under the laws of the State of Minnesota, with full power and authority to own its properties and conduct its business as described in the Reports.

                         ii) The authorized capital stock of the Company
                    consists of 3,000,000 shares of preferred stock, no par value, and 12,000,000 shares of Common Stock, no par value. The Company has all requisite power and authority to issue, sell and deliver the Common Stock subscribed for hereby in accordance with and upon the terms and conditions set forth in this Agreement; and all corporate action required to be taken by the Company for the due and proper authorization, issuance, sale and delivery of the Common Stock has been validly and sufficiently taken. Upon payment by the Investor at the Closing of the purchase price for the shares of Common Stock subscribed for hereby, such Common Stock will be, upon issuance and delivery thereof, duly authorized, validly issued, fully paid and nonassessable. There are no preemptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any shares of Common Stock pursuant to the Company's Articles of Incorporation, Bylaws or any document filed as an exhibit to the Reports, to which the Company is a party.

                         iii) The execution and delivery of this Agreement and
                    the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby do not result in a violation of, or constitute a default under, the Articles of Incorporation or Bylaws of the Company, or any agreement, indenture or other instrument, filed as an exhibit to the Reports, to which the Company is a party or by which it may be bound, or to which any property of the Company is subject, nor will the performance by the Company of its obligations hereunder or under the Registration Rights Agreement violate any law, rule, administrative regulation or decree of any court, or any governmental agency or authority having jurisdiction over the Company or its properties (excluding state securities laws), or, to the knowledge of such counsel, result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or asset of the Company. No consent, approval, authorization or other order of any court, governmental agency or authority is required in connection with the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement, except such as have been obtained hereunder and except for filings under federal or state securities laws which filings have been made at or prior to Closing.

                         iv) The Company has full legal right, power and
                    authority to enter into this Agreement and the Registration Rights Agreement. This Agreement and the Registration Rights Agreement have been validly authorized, executed and delivered by the Company and constitute legal, valid and binding agreements of the Company, enforceable in accordance with their respective terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto (provided that no opinion need be expressed with respect to (A) the application of equitable principles in any proceeding, whether at law or in equity or
                    (B) as to the enforceability of indemnity and contribution provisions under applicable securities laws for being void as against principles of public policy).

                         v) Except as set forth in the Reports, to the best of
                    such counsel's knowledge, there are no actions, suits or proceedings pending before or by any court or governmental agency or authority, or any arbitrator, which seek to restrain or prohibit the consummation of the transactions contemplated hereby or which might reasonably be expected to result in any material adverse change in the condition (financial or other), business or results of operations of the Company and, to the best of the such counsel's knowledge, no such action, suit or proceeding has been threatened.

                         vi) No approval of the existing stockholders of the
                    Company is required for the Company to enter into this Agreement or the Registration Rights Agreement or to effect the transactions contemplated hereby or thereby.

                         (vii) The Company has taken all actions required under
                    Section 302A.673 of the Minnesota Business Corporation Act to approve the transactions contemplated hereby or by the Registration Rights Agreement.

                  In expressing such opinion, such counsel may state (i) that, as to questions of fact not independently established by such counsel, such counsel has relied on certificates of the Company or its officers and of public officials, (ii) that such opinion is limited to the laws of the United States and the Laws of the State of Minnesota and (iii) that, when reference is made in such opinion to "knowledge" or to what is "known" to such counsel, such reference means the actual knowledge of only those attorneys who have given substantive attention to the representation of the Company and the preparation and negotiation of this Agreement.

                  (b) At the Closing, the Investor shall have received a certificate, dated the date thereof and signed by the Chief Executive Officer and President of the Company, to the effect that:

                         i) The representations and warranties of the Company in
                    this Agreement are true and correct in all material respects, as if made at and as of the Closing Date, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date; and

                         ii) The signer of said certificate has carefully
                    examined the Reports and, after giving effect to all amendments or supplements thereto, on the Closing Date, such Reports do not include, except as set forth in such certificate, any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading.

     (c) At or prior to Closing, Pierce McNally and Robert Pitner shall have entered into a written agreement with Andrew K. Boszhardt, Jr. to the effect that Messrs. McNally and Pitner shall agree to vote, during the Minimum Holding Period, all shares of Common Stock held by them to elect the Boszhardt Nominee as a member of the Board of Directors of the Company.

     (d) At or prior to Closing, a majority of the members of the Board of Directors shall have resolved to elect a Boszhardt Director on an interim basis to the Board of Directors of the Company, until the next annual meeting of stockholders of the Company.

     (e) At or prior to Closing, the Company shall have entered into the Registration Rights Agreement with the Investors which shall be in the form of
EXHIBIT 7(E) hereto.

     (f) Concurrently with the Closing, the members of the Board of Directors of the Company as of September 24, 1997 shall purchase collectively an aggregate of 100,000 shares of Common Stock for a purchase price of $0.60 per share.

     If any of the conditions specified in this Section 7 have not been fulfilled in all material respects when and as required by this Agreement to be fulfilled, the Investor may cancel this Agreement and all its obligations under this Agreement by notifying the Company of such cancellation in writing or by telegram or by facsimile at any time at or before the Closing and any such cancellation will be without liability or obligation of any party to any other party (except in the case of willful breach).

     8. CONDITIONS OF OBLIGATIONS OF THE COMPANY.

     The Investor's obligations under this Agreement are subject (i) to the accuracy, in accordance with their terms, of the representations and warranties of the Investor made in Section 4 that are qualified as to materiality, and to the accuracy, in all material respects, of the representations and warranties of the Investor made in Section 4 that are not so qualified, in each case as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date or except for transactions explicitly permitted by this Agreement, (ii) to the performance by the Investor of its other obligations under this Agreement to be performed at or prior to the Closing and (iii) to the following further conditions:

                  (a) All other Investors shall concurrently make the Investments contemplated to be made in connection with this Offering.

                  (b) At the Closing, the Company shall have received a certificate of the Investor, dated the date thereof, to the effect that the representations and warranties of the Investor in this Agreement are true and correct in all material respects, as if made at and as of the Closing Date, and the Investor has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

                  (c) At or prior to the Closing, the Investor shall have executed the Registration Rights Agreement.

     If any of the conditions specified in this Section 8 have not been fulfilled in all material respects when and as required by this Agreement to be fulfilled, the Company may cancel this Agreement and all its obligations under this Agreement by notifying the Investor of such cancellation in writing or by telegram at any time at or before the Closing and any such cancellation will be without liability or obligation of any party to any other party (except in the case of willful breach).

     9. RULE 144.

     The Company covenants that it will file the reports required to be filed by it under the Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if it ceases to be required to file such reports, it will, upon the request of the Investor, make publicly available other information), and it will take such further action as the Investor may reasonably request, all to the extent required from time to time to enable the Investor to sell the Common Stock without registration under the Act within the limitation of the exemptions provided by (a) Rule 144 under the Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of the Investor, the Company will deliver to it a written statement as to whether the Company has complied with such information disclosure and other requirements.

     10. EXPENSES.

     Each party hereto shall bear its own legal and other expenses incurred in connection with this Offering.

     11. NOTICES.

                  (a) Any notice required to be given or delivered to the Investor shall be mailed first class, postage prepaid, return receipt requested, to such Investor's address shown on the signature page hereof.

                  (b) Any notice required to be given or delivered to the Company shall be mailed first class, postage prepaid, return receipt requested, to:

                           Nicollet Process Engineering, Inc.

                           420 North Fifth Street
                           Ford Centre, Suite 1040
                           Minneapolis, Minnesota 55401
                           Attn:  Robert A. Pitner

                  with a copy to:

                           Oppenheimer Wolff & Donnelly
                           45 South Seventh Street
                           Suite 3400
                           Minneapolis, Minnesota  55402
                           Attn:  Kristine L. Gabel, Esq.

     12. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties and agreements hereunder shall survive execution of this Agreement and delivery of the Common Stock for the periods specified under applicable law.

     13. GOVERNING LAW. This Agreement and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed wholly within that State, without giving effect to principles of conflicts of law

     14. PUBLICITY. The parties hereto will consult with each other as to the form, substance and timing of any press release or other public disclosure with respect to this Agreement or any of the transactions contemplated hereby, and no such release or other public disclosure shall be made without the consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that the parties may make such disclosures as are required by law after making reasonable efforts in the circumstances to consult in advance with the other parties.

     15. COUNTERPARTS. This Agreement may be executed in counterparts (including executed counterparts delivered and exchanged by facsimile transmission) each of which shall be deemed to constitute one and the same instrument.

     16. WAIVER; AMENDMENT.

                  (a) Any provision of this Agreement may be amended or waived if, and only if, (i) such amendment or waiver is in writing and, in the case of an amendment, signed by the Company and the Investor and (ii) in the case of a waiver, by the party against whom the waiver is to be effective.

                  (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     17. ENTIRE AGREEMENT; ASSIGNMENT. This Agreement and the Registration Rights Agreement and the other agreements contemplated hereby represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersede any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date first above written.

                                     OSCAR CAPITAL MANAGEMENT, LLC
                                     Name of Subscriber

                                     By: /S/ Andrew K. Boszhardt, Jr.
                                         Name: Andrew K. Boszhardt, Jr.
                                         Title: Chief Executive Officer

                                         Address:

                                         900 Third Avenue
                                         New York, New York
                                         10022

                                         Tax Identification Number:

                                         13-3918825


The terms of the foregoing including
the subscription described therein are
agreed to and accepted as of
the date first above written:


NICOLLET PROCESS ENGINEERING, INC.


By: /S/ Pierce McNally
    Name: Pierce McNally
    Title:

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date first above written.

                                     Subscriber:

                                     /S/ Andrew K. Boszhardt, Jr.
                                         Name: Andrew K. Boszhardt, Jr.

                                         Address:

                                         900 Third Avenue
                                         New York, New York
                                         10022

                                         Tax Identification Number:

                                         13-3918825

The terms of the foregoing including
the subscription described therein are
agreed to and accepted as of
the date first above written:

NICOLLET PROCESS ENGINEERING, INC.

By: /S/ Pierce McNally
    Name: Pierce McNally
    Title:

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date first above written.

                                     Subscriber:

                                     /S/ Anthony Scaramucci
                                         Name: Anthony Scaramucci

                                         Address:

                                         900 Third Avenue
                                         New York, New York
                                         10022

                                         Tax Identification Number:

                                         13-3918825

The terms of the foregoing including
the subscription described therein are
agreed to and accepted as of
the date first above written:

NICOLLET PROCESS ENGINEERING, INC.

By: /S/ Pierce McNally
    Name: Pierce McNally
    Title:

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date first above written.

                                     Subscriber:

                                     /S/ David R. Chamberlin
                                         Name: David R. Chamberlin

                                         Address:

                                         260 Wrights Road
                                         Aspen, CO.
                                         81612

                                         Tax Identification Number:

                                         None

The terms of the foregoing including
the subscription described therein are
agreed to and accepted as of
the date first above written:

NICOLLET PROCESS ENGINEERING, INC.

By: /S/ Pierce McNally
    Name: Pierce McNally
    Title:

                                                  EXHIBIT C


                      FORM OF REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (the "Agreement"), dated as of November 7, 1997, by and among Nicollet Process Engineering, Inc., a Minnesota corporation (together with its successors, the "Company") and those persons or entities designated as Investors on the signature pages hereto (the "Investors").

     The Company desires to grant to each of the Investors certain registration rights with respect to the 1,166,667 shares (the "Shares") of the Company's common stock, no par value (the "Common Stock"), sold to such Investors on November 7, 1997 (the "Effective Date") pursuant to those certain Subscription Agreements dated as of November 7, 1997 between the Company and each Investor, respectively. Each Investor owns that number of Shares specified in SCHEDULE A hereto.

                  Accordingly, the parties hereto hereby agrees as follows:

                  Section 1. DEFINITIONS. As used in this Agreement the following terms shall have the following respective meanings:

                  "COMMISSION" shall mean the Securities and Exchange
Commission.

                  "COMMON STOCK" shall have the meaning given to such term in the recitals hereto.

                  "EFFECTIVE DATE" shall have the meaning given to such term in the recitals hereto.

                  "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, or any federal statute or code which is a successor thereto.

                  "FORM S-1," "FORM S-2", "FORM S-3", "FORM SB-1" and "FORM SB-2" shall mean the forms so designated, promulgated by the Commission for registration of securities under the Securities Act, and any forms succeeding to the functions of such forms, whether or not bearing the same designation.

                  "NASD" means the National Association of Securities Dealers, Inc.

                  "NASDAQ" means the National Association of Securities Dealers, Inc. Automated Quotation System.

                  "REGISTER," "REGISTERED" and "REGISTRATION" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement.

                  "REGISTRABLE SECURITIES" shall mean, collectively, as at any particular time, (i) the Shares and (ii) any securities issued or issuable with respect to the Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; provided, however, that Registrable Securities shall not include, at any particular time, any such Shares or securities which are beneficially owned by an Investor who is not an "affiliate" (as such term is defined under Rule 144) of the Company at such time and which Shares or securities may be sold without restriction by such non-affiliate in reliance upon paragraph (k) of Rule 144, as evidenced by an opinion of counsel to the Company, addressed to the transfer agent of the Company, that such Shares or securities, as the case may be, may be sold without restriction by such non-affiliate pursuant to paragraph (k) of Rule 144.

                  "RULE 144" shall mean Rule 144 issued by the Commission under the Securities Act, or any subsequent rule pertaining to the disposition of securities without registration.

                  "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, or any federal statute or code which is a successor thereto.

                  "SHARES" shall have the meaning given to such term in the recitals hereto.

                  "TRANSFER" shall mean any transfer, sale, assignment, pledge, hypothecation or other disposition of any interest. "TRANSFEROR" and "TRANSFEREE" shall have correlative meanings.

                  "UNDERWRITTEN REGISTRATION" or "UNDERWRITTEN OFFERING" shall refer to any registration in which securities of the Company are sold or to be sold pursuant to a firm commitment underwriting.

     Section 2. DEMAND REGISTRATIONS.

     (a) REQUESTS FOR DEMAND REGISTRATIONS.

                         (i) Subject to the limitations contained in the
                    following paragraphs of this Section 2, an Investor or any group of Investors may, at any time commencing one year after the Effective Date, give to the Company, pursuant to this clause (i), a written request for the registration by the Company under the Securities Act of all or any part of the Registrable Securities of such Investors (each such registration being herein called a "Demand Registration"). Within ten (10) days after the receipt by the Company of any such written request, the Company will give written notice of such registration request to all holders of Registrable Securities.

                         (ii) Subject to the limitations contained in the
                    following paragraphs of this Section 2, after the receipt of each such written request for a Demand Registration, (a) the Company will be obligated and required to include in such Demand Registration all Registrable Securities with respect to which the Company shall receive from Investors holding Registrable Securities, within thirty (30) days after the date on which the Company shall have given to all such Investors a written notice of registration request pursuant to Section 2(a)(i) hereof, the written requests of such Investors for inclusion in such Demand Registration, and (b) the Company will use its best efforts in good faith to effect within sixty (60) days after the expiration of such thirty (30) day period the registration of all such Registrable Securities. All written requests made by Investors holding Registrable Securities pursuant to this clause (ii) will specify the number of shares of Registrable Securities to be registered and will also specify the intended method of disposition thereof. Such method of disposition shall, in any case, be an underwritten offering if an underwritten offering is requested by the holders of a majority in interest of the Registrable Securities to be included in such Demand Registration.

     (b) LIMITATIONS ON DEMAND REGISTRATIONS.

                         (i) The Investors holding Registrable Securities, as a
                    group, will be entitled to require the Company to effect, pursuant to Section 2(a) hereof, (A) an unlimited number of Demand Registrations on Form S-3 and (B) one (1) Demand Registration on any of Form S-1, Form S-2, Form SB-1 or Form SB-2 as may at the time of such request be available to the Company; provided, however, that no registration under
                    Section 2(a) hereof may be demanded within six (6) months after the completion of any other registration under Section 2(a) or Section 3(a) hereof. The Company will be obligated to pay all Registration Expenses (as that term is defined in Section 7 hereof) of each such registration which constitutes a Demand Registration for purposes of this
                    Section 2.

                         (ii) The Company shall not be obligated or required to
                    effect any Demand Registration of any Registrable Securities(A) pursuant to Section 2(b)(i)(A) hereof unless and until the Investors shall have requested, pursuant to
                    Section 2(a)(ii) hereof, the inclusion in such Demand Registration of not less than 1/5 of the Registrable Securities or (B) pursuant to Section 2(b)(i)(B) hereof unless and until the Investors shall have requested, pursuant to Section 2(a)(ii) hereof, the inclusion in such Demand Registration of not less than 500,000 shares of Registrable Securities.

                         (iii) Any registration initiated by Investors as a
                    Demand Registration pursuant to Section 2(a) hereof shall not, for purposes of this Section 2, count as a Demand Registration unless and until such registration shall have become and remained effective for at least eighteen months.

                         (iv) The Company may refuse to effect any Demand
                    Registration of any Registrable Securities pursuant to
                    Section 2(a) hereof for any ninety (90) day period following receipt of any written request for registration if, in the good faith judgment of the Board of Directors of the Company, the filing of any registration statement during such ninety (90) day period would adversely affect a material proposed or pending acquisition, merger or other similar corporate event to which the Company is or expects to be a party; provided, however, that the Company may only elect such refusal or cause a suspension pursuant to Section 5(a) hereof once within any consecutive twelve month period.

     (c) EFFECTIVE REGISTRATION - EXPENSES. In any registration initiated by Investors as a Demand Registration pursuant to Section 2(a) hereof, the Company will pay all Registration Expenses (as defined in Section 7 hereof) of each such registration regardless of whether such registration constitutes a Demand Registration for purposes of this Section 2.

     (d) RIGHTS TO PIGGYBACK ON DEMAND REGISTRATIONS.

                         (i) Subject to the provisions of Section 2(e) hereof,
                    the Company may include any of the Company's securities in any registration initiated by Investors as a Demand Registration pursuant to Section 2(a) hereof, provided, that
                    (A) such securities are of the same class as the Registrable Securities to be included in such Demand Registration, and
                    (B) if such Demand Registration is an underwritten offering, the Company shall have duly and properly agreed in writing to sell its securities on the same terms and conditions as shall apply to the Registrable Securities to be included in such Demand Registration.

                         (ii) The Company shall not grant or agree to grant to
                    any persons any registration rights which will conflict or be inconsistent in any respect with any of the provisions of clause (i) of this Section 2(d). In the event of any such conflict or inconsistency, the provisions of such clause (i) shall in any case prevail and be controlling.

     (e) PRIORITY ON DEMAND REGISTRATIONS. If any Demand Registration or any registration effected pursuant to Section 2 hereof is an underwritten offering, and the managing underwriters shall give written advice to the Company and the Investors requesting such Demand Registration that, in the reasonable opinion of such managing underwriters, marketing factors require a limitation on the total number of securities to be underwritten (in this paragraph (e) called the "Underwriters' Maximum Number"), then: (i) the Company will be obligated and required to include in such registration that number of Registrable Securities requested by the holders thereof to be included in such registration which does not exceed the Underwriters' Maximum Number, and such number of Registrable Securities shall be allocated PRO RATA among such holders requesting such Demand Registration on the basis of the number of Registrable Securities requested to be included therein by each such holder; (ii) if the Underwriters' Maximum Number exceeds the number of Registrable Securities requested by the holders thereof to be included in such registration, then, subject to Section 2(d)(i) hereof, the Company will be entitled to include in such registration that number of securities which other securityholders shall have requested be included in such registration which shall not be greater than such excess, and such number of securities shall be allocated among such securityholders in such proportion as the Company and such securityholders may agree; and (iii) if the Underwriters' Maximum Number exceeds the sum of the number of Registrable Securities which the Company shall be required to include in such Demand Registration and the number of securities which other securityholders have requested to include in such Demand Registration, then, subject to Section 2(d)(i) hereof, the Company may include in such registration that number of other securities which shall have been requested by the Company to be included in such registration for the account of the Company and which shall not be greater than such excess.

     (f) SELECTION OF UNDERWRITERS. If any Demand Registration effected pursuant to Section 2(b)(i)(B) hereof is an underwritten offering, or a best efforts underwritten offering, the investment bankers and managing underwriters in such registration shall be selected by a majority in interest of the Investors requesting such Demand Registration, subject to the approval of the Company (which approval will not be unreasonably withheld or delayed).

     Section 3. PIGGYBACK REGISTRATIONS.

     (a) RIGHTS TO PIGGYBACK.

                         (i) If (and on each occasion that) the Company proposes
                    to register any of its securities under the Securities Act, either for the Company's own account or for the account of any of its securityholders (including at the request of Investors pursuant to Section 2 hereof), and provided that
                    (A) Registrable Securities are of the same class as the securities to be included in such registration and, (B) if such registration is an underwritten offering, the Investors shall have duly and properly agreed in writing to sell their securities on the same terms and conditions as shall apply to the securities to be included in such registration (each such registration being herein called a "Piggyback Registration"), the Company will give written notice to all Investors holding Registrable Securities of the Company's intention to effect such Piggyback Registration not later than the earlier to occur of (x) the tenth day following the receipt by the Company of notice of exercise of any registration rights by any persons, and (y) thirty (30) days prior to the anticipated filing date of such Piggyback Registration.

                         (ii) Subject to the provisions contained in paragraph
                    (c) of this Section 3 and in the last sentence of this clause (ii) and subject to the terms of certain registration rights granted by the Company prior to the date hereof, which terms are set forth on SCHEDULE 3(A)(II) hereto, (A) the Company will be obligated and required to include in each Piggyback Registration all Registrable Securities with respect to which the Company shall receive from Investors, within thirty (30) days after the date on which the Company shall have given written notice of such Piggyback Registration to all such Investors pursuant to Section 3(a)
                    (i) hereof, the written requests of such Investors for inclusion in such Piggyback Registration, and (B) the Company will use its best efforts in good faith to effect promptly the registration of all such Registrable Securities; provided, however, that the Company will have the right to postpone or withdraw any Piggyback Registration effected pursuant to this Section 3(a) without obligation to any of the Investors. Any Investor holding Registrable Securities shall be permitted to withdraw all or any part of the Registrable Securities of such person from any Piggyback Registration at any time prior to the effective date of such Piggyback Registration. Any registration of Registrable Securities pursuant to this Section 3 shall not be counted as a Demand Registration pursuant to Section 2 hereof. The Company will not be obligated or required to include any Registrable Securities in any registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 promulgated under the Securities Act is applicable.

                         (iii) If any Piggyback Registration is an underwritten
                    primary registration initiated by the Company, all persons whose securities are included in such Piggyback Registration shall be obligated to sell their securities on the same terms and conditions as shall apply to the securities being issued and sold by the Company. If any Piggyback Registration is an underwritten secondary registration initiated by holders of the Company's securities, all persons whose securities are included in such Piggyback Registration shall be obligated to sell their securities on the same terms and conditions as shall apply to the securities being sold by the holders who initiated the underwritten secondary registration.

                  (b) PIGGYBACK REGISTRATION EXPENSES. The Company will pay all Registration Expenses (as defined in Section 7 hereof) of each Piggyback Registration attributable to Registrable Securities or otherwise incurred or sustained in connection with or arising out of the inclusion in each such Piggyback Registration of Registrable Securities.

                  (c) PRIORITY ON PIGGYBACK REGISTRATION. If a Piggyback Registration is an underwritten registration and the managing underwriters shall give written advice to the Company that, in the reasonable opinion of such managing underwriters, marketing factors require a limitation on the total number of securities to be underwritten (in this clause (c) called the "Underwriters' Maximum Number"), then, subject to the terms of certain registration rights granted by the Company prior to the date hereof, which terms are set forth on SCHEDULE 3(A)(II) hereto: (i) the Company shall be entitled to include in such registration, to the extent of the Underwriters' Maximum Number, that number of securities which the Company proposes to offer and sell for its own account in such registration or which securityholders initiating such registration shall have requested to be included in such registration, as the case may be, such securities to be allocated among the Company and such securityholders in such proportion as the Company and such securityholders may agree; (ii) if the Underwriters' Maximum Number exceeds the number of securities to be included in such registration by the Company and by securityholders initiating such registration, as the case may be, then the Company will be obligated and required to include in such registration that number of Registrable Securities which shall have been requested by Investors to be included in such registration which does not exceed the Underwriters' Maximum Number, and such number of Registrable Securities shall be allocated PRO RATA among such Investors on the basis of the number of Registrable Securities requested to be included therein by each such Investor; and (iii) if the Underwriters' Maximum Number exceeds the sum of the number of securities which the Company proposes to offer and sell for its own account or for the account of the securityholders initiating such registration, as the case may be, and the number of Registrable Securities which the Investors shall have requested to include in such registration, then the Company may include in such registration that number of other securities which its other securityholders having rights to include such securities in a Piggyback Registration shall have requested be included in such registration, which shall not be greater than such excess, and the number of securities which such persons shall have requested to include in such registration shall be allocated among such persons making such requests as the Company and such persons may agree.

                  (d) SELECTION OF UNDERWRITERS. In any Piggyback Registration, the Company shall (unless the Company shall otherwise agree) have the right to select the investment bankers and managing underwriters in such registration.

          Section 4. LOCKUP AGREEMENTS.

          (a) RESTRICTIONS ON PUBLIC SALE BY INVESTORS. Each Investor, if the Company or the managing underwriters so request in connection with a registration pursuant to which Registrable Securities are registered, will not, without the prior written consent of the Company or such underwriters, effect any public sale or other distribution of any equity securities of the Company, including any sale pursuant to Rule 144, during the thirty (30) days prior to, and during the period commencing on, the effective date of such underwritten registration and ending on the earlier of (i) 180 days after such effective date and (ii) the earliest date on which such underwriters permit other stockholders of the Company to so sell or distribute any equity securities of the Company, except in connection with such underwritten registration; provided that each officer and director of the Company and each holder of more than five percent (5%) of the issued and outstanding shares of Common Stock shall enter into similar agreements.

          (b) RESTRICTIONS ON PUBLIC SALE BY COMPANY. The Company agrees not to effect any public sale or other distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such equity securities, during the period commencing on the seventh day prior to, and ending on the ninetieth day following, the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration, except in connection with any such underwritten registration.

          Section 5. REGISTRATION PROCEDURES. If and whenever the Company shall, in accordance with the terms of this Agreement, become obligated to effect any registration (whether a Demand Registration or a Piggyback Registration) of any Registrable Securities, the Company will use its best efforts in good faith to effect promptly the registration of such Registrable Securities under the Securities Act and to permit the public offering and sale of such Registrable Securities in accordance with the intended method of disposition thereof, and in connection therewith, the Company, as expeditiously as shall be reasonably possible, will:

          (a) prepare and file (within 45 days of a request in the case of a Demand Registration pursuant to Section 2(b)(i)(A) and within 60 days of a request in the case of a Demand Registration pursuant to Section 2(b)(i)(B), and otherwise as promptly as practicable) with the Commission a registration statement with respect to such Registrable Securities, and use its best efforts in good faith to cause such registration statement to become and remain effective until the earlier of two (2) years after the effectiveness of such registration statement with the Commission or the date on which all such shares are sold; it being understood and acknowledged that the Company may be required to suspend effectiveness of such registration statement or notify the Investors to suspend any effort to effect sales of such shares if, in the good faith judgment of the Board of Directors of the Company, such suspension is required to prevent a material adverse effect on a material proposed or pending acquisition, merger or other similar corporate event to which the Company is or expects to be a party, provided that the Company may only cause any such suspension or a refusal pursuant to Section 2(b)(iv) hereof once within any consecutive twelve month period; it being further understood and acknowledged that any period of any such suspension shall toll the two (2) year period set forth in the first clause of this Section 5(a).

          (b) enter into such customary agreements (including, if applicable, underwriting agreements) and take all such other action in connection therewith as the Investors holding a majority in interest of Registrable Securities being registered reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

          (c) notify each seller of Registrable Securities and other securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and subject to Section 5(e) hereof, prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the method of disposition set forth in such registration statement;

          (d) before filing any registration statement or prospectus or any amendments or supplements thereto, furnish to and afford the Investors then holding Registrable Securities, one firm of counsel for such Investors designated by the holders of a majority of the Registrable Securities included in the registration statement (the "Investors' Counsel") and the managing underwriters, if any designated by such Investors, a reasonable opportunity to review copies of all such documents (including copies of any documents to be incorporated by reference therein and all exhibits thereto) proposed to be filed (at least five (5) business days prior to such filing). The Company shall not file any registration statement or prospectus or any amendments or supplements thereto in respect of which the Investors must be afforded an opportunity to review prior to the filing of such document, if the holders of a majority of the shares of Registrable Securities covered by such registration statement, the Investors' Counsel, or the managing underwriters, if any, shall reasonably object. Any registration statement, when declared effective by the Commission or when subsequently amended (by an amendment which is declared effective by the Commission) or any prospectus in the form included in the registration statement as declared effective by the Commission or when subsequently supplemented will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

          (e) use its best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of a registration statement, and in any event shall, within thirty (30) days of such cessation of effectiveness, use its best efforts to amend the registration statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof;

          (f) if requested by the managing underwriters, if any, or the holders of a majority of the Registrable Securities being sold in connection with an underwritten offering, (i) promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters, if any, or such holders or counsel reasonably request to be included therein, (ii) make all required filings of such prospectus supplement or such post- effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such prospectus supplement or post-effective amendment, and (iii) supplement or make amendments to such registration statement;

          (g) furnish to each seller of Registrable Securities covered by such registration statement such reasonable number of copies of such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference), such number of copies of such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in writing;

          (h) use its best efforts in good faith to register and qualify the Registrable Securities covered by such registration statement under such securities or Blue Sky laws of such jurisdictions as any seller or underwriter shall reasonably require and do any and all such other acts and things as may be reasonably necessary or advisable to enable such seller or underwriter to consummate the disposition in such jurisdictions of the Registrable Securities held by such seller or underwriter; provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not then so subject;

          (i) use its best efforts to cause all the Registrable Securities covered by such registration statement (i) to be listed on a national securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange or (ii) if the Company is not required pursuant to clause (i) above to list such securities covered by such registration statement on a national securities exchange, use its best efforts to secure designation of all Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-l of the Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register with the NASD as such with respect to such Registrable Securities or (iii) failing listing or designation under clauses (i) and (ii) above, use its best efforts to cause all such Registrable Securities to be listed on the Nasdaq Stock Market's Small-Cap Market;

          (j) file all annual and quarterly reports required by the Exchange Act, and, in the event that the Company is no longer subject to the reporting requirements of the Exchange Act, furnish to the Investors reports substantially comparable to those previously required to be filed by the Company under the Exchange Act and the rules and regulations adopted by the Commission thereunder in the same manner and at such times as if it were subject to such reporting requirements; and

          (k) furnish to each prospective seller a signed counterpart, addressed to the prospective sellers, of (i) an opinion of counsel for the Company, dated the effective date of the registration statement, and (ii) in the case of any underwritten registration which includes Registrable Securities, a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the "comfort letter") with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of issuer's counsel and in "comfort" letters delivered to the underwriters in underwritten public offerings of securities.

          Section 6. COOPERATION BY PROSPECTIVE SELLERS, ETC.

          (a) Each prospective seller of Registrable Securities will furnish to the Company in writing such information as the Company may reasonably require from such seller in connection with any registration statement with respect to such Registrable Securities.

          (b) The failure of any prospective seller of Registrable Securities to furnish any information or documents in accordance with any provision contained in this Agreement shall not affect the obligations of the Company under this Agreement to any remaining sellers who furnish such information and documents unless, in the reasonable opinion of counsel to the Company or the underwriters, such failure impairs or may impair the viability of the offering or the legality of the registration statement or the underlying offering.

          (c) The Investors holding Registrable Securities included in any registration statement will not (until further notice) effect sales thereof after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update such registration statement or prospectus; but the obligations of the Company with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period such suspension is in effect.

          (d) At the end of any period during which the Company is obligated to keep any registration statement current and effective as provided by Section 5 hereof (and any extensions thereof required by the preceding paragraph (c) of this Section 6), the Investors holding Registrable Securities included in such registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold, and such Investors shall notify the Company of the number of shares registered which remain unsold promptly after receipt of such notice from the Company.

          Section 7. REGISTRATION EXPENSES.

          (a) All costs and expenses incurred or sustained in connection with or arising out of each registration pursuant to Section 2 or Section 3 (as the case may be), including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or Blue Sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with the Blue Sky qualification of Registrable Securities), printing expenses, messenger, telephone and delivery expenses, fees and disbursements of counsel for the Company and for the sellers of Registrable Securities (subject to the limitations contained in paragraph (b) of this Section 7), fees and disbursements of all independent certified public accountants (including the expenses relating to the preparation and delivery of any special audit or "comfort" letters required by or incident to such registration), and fees and disbursements of underwriters (excluding discounts and commissions, but including underwriters' liability insurance if the Company or if the underwriters so require), the reasonable fees and expenses of any special experts retained by the Company of its own initiative or at the request of the managing underwriters in connection with such registration, and fees and expenses of all (if any) other persons retained by the Company (all such costs and expenses being herein called, collectively, the "Registration Expenses"), will be borne and paid by the Company as provided by the provisions contained in this Agreement. The Company will, in any case, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the expense of liability insurance referred to above, and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities of the Company are then listed.

          (b) In connection with each registration of Registrable Securities pursuant to this Agreement, the Company will reimburse the Investors holding Registrable Securities being registered in such registration for the reasonable fees and disbursements of any one counsel chosen by the holders of a majority in interest of such Registrable Securities; provided, however, that (i) in the event of a Demand Registration pursuant to Section 2(b)(i)(B), the Company shall not be required to bear more than $20,000 of the reasonable legal expenses incurred by the Investors and (ii) in the event of a Demand Registration pursuant to Section 2(b)(i)(A), the Company shall not be required to bear any of the legal expenses of the Investors. The Company will not bear the cost of nor pay for any stock transfer taxes imposed in respect of the transfer of any Registrable Securities to any purchaser thereof by any Investor in connection with any registration of Registrable Securities pursuant to this Agreement.

          (c) To the extent that Registration Expenses incident to any registration are, under the terms of this Agreement, not required to be paid by the Company, each Investor holding Registrable Securities included in such registration will pay all Registration Expenses which are clearly solely attributable to the registration of such Investor's Registrable Securities so included in such registration, and all other Registration Expenses not so attributable to one holder will be borne and paid by all sellers of securities included in such registration in proportion to the number of securities so included by each such seller.

          Section 8. INDEMNIFICATION.

          (a) INDEMNIFICATION BY COMPANY. The Company will indemnify each Investor requesting or joining in a registration, the officers, directors and partners of each such Investor, each person who controls any thereof (within the meaning of the Securities Act) and each underwriter of the securities so registered, against any and all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of any material fact contained in any prospectus, offering circular or other document incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, qualification or compliance, and the Company will reimburse each such Investor, officer, director, partner, controlling person and underwriter for any reasonable legal and any other reasonable expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such holder, officer, director, partner, controlling person, or underwriter and stated to be specifically for use therein.

          (b) INDEMNIFICATION BY EACH INVESTOR. Each Investor holding Registrable Securities requesting or joining in a registration, and each underwriter of the securities so registered, will indemnify each other Investor, the Company and its officers and directors and each person, if any, who controls any thereof (within the meaning of the Securities Act) and their respective successors in title and assigns against any and all claims, losses, damages and liabilities (or actions in respect thereof) arising out or based on any untrue statement (or alleged untrue statement) of any material fact contained in any prospectus, offering circular or other document incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein any material fact required to be stated therein or necessary to make the statement therein not misleading, and such Investor will reimburse the Company and each other person indemnified pursuant to this paragraph (b) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that this paragraph (b) shall apply only if (and only to the extent that) such statement or omission was made in reliance upon written information furnished to the Company by such Investor or underwriter and stated by such Investor or underwriter to be specifically for use in such prospectus, offering circular or other document (or related registration statement, notification or the like) or any amendment or supplement thereto. The maximum liability under this paragraph
(b) of each Investor joining in any registration shall be limited to the aggregate amount of all sales proceeds actually received by such Investor upon the sale of such Investor's Registrable Securities in connection with such registration.

          (c) INDEMNIFICATION PROCEEDINGS. Each party entitled to indemnification pursuant to this Section 8 (the "indemnified party") shall give notice to the party required to provide indemnification pursuant to this Section 8 (the "indemnifying party") promptly after such indemnified party acquires actual knowledge of any claim as to which indemnity may be sought, and shall permit the indemnifying party (at the indemnifying party's expense) to assume the defense of any claim or any litigation resulting therefrom; provided that counsel for the indemnifying party, who shall conduct the defense of such claim or litigation, shall be reasonably acceptable to the indemnified party, and the indemnified party may participate in such defense at such party's expense; and provided further that, if any indemnified party shall have reasonably concluded that there may be one or more legal defenses available to such indemnified party which are different from or additional to and are inconsistent with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity agreement provided in this Section 8, the indemnified party shall have the right to select separate counsel to participate in such defense and the indemnifying party shall reimburse such indemnified party and any person controlling such indemnified party for that portion of the fees and expenses of any counsel so retained by the indemnified party which are reasonably related to the matters covered by the indemnity agreement provided in this Section 8; and provided, further, that the failure by any indemnified party to give notice as provided in this paragraph
(c) shall not relieve the indemnifying party of its obligations under this
Section 8 except to the extent that the failure results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged (or the indemnification liability of such indemnifying party hereunder would be increased) solely as a result of the failure to give notice. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. The reimbursement required by this Section 8 shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

          (d) CONTRIBUTION. If the indemnification provided for in this Section 8 shall for any reason be unavailable to an indemnified party under subsection
(a) or (b) of this Section 8 in respect of any claims, losses, damages and liabilities (collectively, "Losses"), then, in lieu of the amount paid or payable under subsection (a) or (b) of this Section 8, the indemnified party and the indemnifying party under subsection (a) or (b) of this Section 8 shall contribute to the aggregate Losses (including reasonable legal or other reasonable expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such Loss or action in respect thereof, with respect to the statements, omissions or action which resulted in such Loss or action in respect thereof, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and such prospective sellers, on the other hand, from their sale of Registrable Securities; provided that, for purposes of this clause (ii), the relative benefits received by the prospective sellers shall be deemed not to exceed the amount received by such sellers. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any other person or entity who was not guilty of such fraudulent misrepresentation. The obligations, if any, of the selling holders of Registrable Securities to contribute as provided in this subsection (d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no person or entity shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or Loss effected without the consent of such person or entity.

          Section 9. RULE 144 REQUIREMENTS. The Company will make every effort in good faith to make publicly available and available to the Investors holding Registrable Securities, pursuant to Rule 144 of the Commission under the Securities Act, such information as shall be necessary to enable such Investors to make sales of Registrable Securities pursuant to that Rule. The Company will furnish to any Investor holding Registrable Securities, upon request made by such Investor, a written statement signed by the Company, addressed to such Investor, describing briefly the action the Company has taken or proposes to take to comply with the current public information requirements of Rule 144. The Company will, at the request of any Investor holding Registrable Securities, upon receipt from such Investor of a certificate certifying (i) that such Investor currently intends to transfer such Registrable Securities, (ii) that such Investor has held such Registrable Securities for a period of not less than two (2) consecutive years within the meaning of Rule 144(d) or any successor rule, and (iii) that such Investor has not been an affiliate (as defined in Rule
144) of the Company for more than the ninety (90) preceding days, remove from the stock certificates representing such Registrable Securities that portion of any restrictive legend which relates to the registration provisions of the Securities Act.

          Section 10. PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. No person may participate in any underwritten registration pursuant to this Agreement unless such person (a) agrees to sell such person's securities on the basis provided in any underwriting arrangements approved by the persons entitled, under the provisions contained in this Agreement, to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required by the terms of such underwriting arrangements; provided, however, that no such indemnities or underwriting agreements shall provide for indemnification or contribution obligations of any Investor to a greater extent than the obligations of such Investor set forth in Section 8 hereof. Any Investor holding Registrable Securities to be included in any underwritten registration shall be entitled at any time to withdraw such Registrable Securities from such registration in the event that such Investor shall disapprove of any of the terms of the related underwriting agreement.

          Section 11. NO INCONSISTENT AGREEMENTS. The Company will not, at any time after the effective date of this Agreement, enter into, and, except as set forth on SCHEDULE 11 hereto, is not now a party to or otherwise bound by, any agreement or contract (whether written or oral) with respect to any of its securities which is inconsistent in any respect with the registration rights granted by the Company to the Investors pursuant to this Agreement.

          Section 12. NO OTHER GRANT OF REGISTRATION RIGHTS. The Company will not at any time, without the prior written consent of Investors holding a majority in interest of Registrable Securities, grant to any other persons any rights with respect to the registration of any of securities of the Company which have priority over or are inconsistent with the registration rights granted by the Company to the Investors pursuant to this Agreement.

          Section 13. REGISTRABLE SECURITIES HELD BY THE Company. Whenever the consent or approval of Investors holding Registrable Securities is required pursuant to this Agreement, Registrable Securities held by the Company shall not be counted in determining whether such consent or approval was duly and properly given by such Investors pursuant to and in compliance with any of the terms of this Agreement.

          Section 14. NOTICES.

          (a) All notices and other communications pursuant to this Agreement shall be in writing, either delivered in person or duly sent by registered mail, postage prepaid, return receipt requested, or by overnight courier guaranteeing next day delivery, and shall be sent addressed to such party at the address specified below or at such other address as may hereafter be designated in writing by the addressee to the addressor:

         IF TO THE COMPANY:

         Nicollet Process Engineering, Inc.
         420 North Fifth Street
         Ford Centre, Suite 1040
         Minneapolis, Minnesota 55401
         Attn:  Robert A. Pitner

with a copy to:

         Oppenheimer Wolff & Donnelly
         45 South Seventh Street
         Suite 3400
         Minneapolis, Minnesota  55402
         Attn:  Kristine L. Gabel, Esq.

         IF TO ANY INVESTOR:  at their respective addresses set forth on the signature pages hereto

          (b) Any notice or other communication shall be deemed given at the time delivered by hand, if personally delivered, four business days after being deposited in the mail, postage prepaid, if mailed, the next business day after timely delivery to the courier, if sent by overnight courier guaranteeing next day delivery, and when receipt is acknowledged, if telecopied.

          Section 15. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of New York without regard to the conflict of laws principles thereof.

          Section 16. AMENDMENTS AND WAIVERS.

          (a) Except as otherwise provided by paragraph (b) of this Section 16, none of the terms or provisions contained in this Agreement, and none of the agreements, obligations or covenants of any party contained in this Agreement, may be amended, modified, supplemented, waived or terminated unless (i) the Company shall execute an instrument in writing agreeing or consenting to such amendment, modification, supplement, waiver or termination, and (ii) the Company shall receive, in writing, the consent, approval, or vote of Investors holding more than fifty percent (50%) in interest of all Registrable Securities.

          (b) Any action taken pursuant to and in compliance with paragraph (a) of this Section 16 shall be binding upon the Company and upon all Investors, including all of such Investors who shall have failed or refused to give a written consent or approval for such action.

          Section 17. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior understandings or agreements concerning the subject matter hereof.

          Section 18. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. Any Investor may assign to any permitted Transferee (as permitted under applicable law) of its Registrable Securities its rights and obligations under this Agreement, provided that such Transferee shall agree in writing with the parties hereto prior to the assignment to be bound by this Agreement as if it were an original party hereto, whereupon such assignee shall for all purposes be deemed to be an Investor under this Agreement. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Investor without the prior written consent of the other parties hereto. The Company may not assign this Agreement or any right, remedy, obligation or liability arising hereunder or by reason hereof.

          Section 19. COUNTERPARTS. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by each of the parties hereto.

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

                             NICOLLET PROCESS ENGINEERING, INC.

                             By: /S/ Pierce McNally
                                 Name: Pierce McNally
                                 Title:

                [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]


                                 OSCAR CAPITAL MANAGEMENT, LLC

                                 By: /S/ Andrew K. Boszhardt, Jr.
                                     Name: Andrew K. Boszhardt, Jr.
                                     Title: Chief Executive Officer

                                 Address for Notices:

                                 900 Third Avenue
                                 New York, New York
                                 10022

                                 /S/ Andrew K. Boszhardt
                                     Andrew K. Boszhardt

                                 Address for Notices:

                                 900 Third Avenue
                                 New York, New York
                                 10022


                                 /S/ Anthony Scaramucci
                                     Anthony Scaramucci

                                 Address for Notices:

                                 900 Third Avenue
                                 New York, New York
                                 10022


                                 /S/ David R. Chamberlin
                                     David R. Chamberlin

                                 Address for Notices:

                                 260 Wrights Road
                                 Aspen, Colorado
                                 81612

                                                           SCHEDULE A

NAME OF INVESTOR                                         Number of Shares

Oscar Capital Management, LLC                                233,333
Andrew K. Boszhardt, Jr.                                     500,000
Anthony Scaramucci                                           116,667
David R. Chamberlin                                          316,667

                                                              EXHIBIT D


                                                      November 7, 1997
Mr. Pierce McNally
Mr. Robert Pitner
c/o Nicollet Process Engineering, Inc.
420 North Fifth Street
Ford Centre, Suite 1040
Minneapolis, Minnesota 55401

Dear Gentlemen:

          Reference is hereby made to that certain subscription agreement (the "Subscription Agreement") dated as of today between myself and Nicollet Process Engineering, Inc. (the "Company"). All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Subscription Agreement.

          This letter will serve to confirm my agreement and understanding with each of you that you shall vote, or shall cause your respective Transferees (as defined below) to vote, during the Minimum Holding Period, all shares of Common Stock held by you, or your Transferees, as the case may be, to elect the Boszhardt Nominee as a member of the Board of Directors of the Company. As used herein, "Transferee" shall mean any person or entity to whom either of you, respectively, transfers or assigns any shares of Common Stock held by you; provided, however, that, if you sell shares of Common Stock in the market, in compliance with the manner of sale requirements set forth in the first sentence of paragraph (f) of Rule 144, to a person or entity that is an unaffiliated third party with respect to you, such person or entity shall not be deemed your "Transferee" and shall not be subject to the provisions of this letter agreement.

          You shall retain at all times the right to vote your respective shares of Common Stock in your sole discretion on all other matters which are at any time, and from time to time, presented for a vote to the Company's stockholders generally.

          If the foregoing correctly sets forth our agreement and understanding, please sign the enclosed copies of this letter in the space provided and return them to me.

                                            Very truly yours,

                                            /S/ ANDREW K. BOSZHARDT, JR.
                                                Andrew K. Boszhardt, Jr.


AGREED TO
AND ACCEPTED:

/S/ PIERCE MCNALLY
Pierce McNally

-----------------------------
Robert Pitner